Exhibit 99.1

Nova Minerals Provides an Invitation to Investor Webinars

Melbourne, Australia, March 31, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to provide an opportunity for its shareholders, investors, and the broader market to attend live webinars hosted by both Redchip Companies and the Emerging Growth Conference as detailed below.

These interactive online events will feature Nova’s Chief Executive Officer Christopher Gerteisen, who will share the latest developments from the Company’s Estelle Gold and Critical Minerals Project in Alaska, one of North America’s largest undeveloped gold assets with a multi-million-ounce resource and significant growth potential. Gerteisen will discuss Nova’s fast-track production strategy at the high-grade RPM deposit, and provide updates on feasibility studies, permitting, and infrastructure development. The presentation will also cover Nova’s advancement of its high-grade Stibium antimony prospect, where the Company is positioning itself as a potential future key U.S. supplier of this critical defense mineral.

At the conclusion of the presentation there will be an opportunity for attendees to ask questions.

Redchip Companies Webinar

Time:	4.15pm US EST Wednesday 9 April 2025

Registration:	To register for the free webinar, please visit:
https://redchip.zoom.us/webinar/register/WN_92PCPh2FRZiF2XlVJBh_uA#/registration

Questions:	Questions may be submitted in advance to NVA@redchip.com or asked online during the live event.

Emerging Growth Conference Webinar

Time:	1.10pm US EST Wednesday 16 April 2025

Registration:	To register for the free webinar, please visit:
https://goto.webcasts.com/starthere.jsp?ei=1705403&tp_key=612b99c876&sti=nva

Questions:	Questions may be submitted in advance to Questions@EmergingGrowth.com or asked online during the live event.

If attendees are not able to join the events live on the day of the webinars, an archived webcast will also be made available on the Company’s website.

Christopher Gerteisen, P.Geo., Chief Executive Officer of Nova Minerals, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196